UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: September 10, 2021

Commission File Number: 001-39570

TIM S.A.
(Exact name of Registrant as specified in its Charter)

João Cabral de Melo Neto Avenue, 850 – North Tower – 12th floor
22775-057 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes ☐ No ☒

TIM S.A.

Publicly-Held Company

Corporate Taxpayer's ID (CNPJ/ME): 02.421.421/0001-11

Corporate Registry (NIRE): 33.300.324.631

NOTICE TO THE MARKET

Participation in online events: 13/Sep to 17/Sep

TIM S.A. ("TSA" or “Company”) (B3: TIMS3; NYSE: TIMB), in compliance with Circular Letter No. 7/2020-CVM / SEP and in accordance with the provisions of CVM resolution No. 44/21 and CVM Instruction No. 480/09, inform to their shareholders and the market in general the participation of their executives in online events, as follows:

Pietro Labriola – CEO

Event: Telebrasil

Date and time: September 14th, 2021, at 10:00 am (BRT)

Link: https://paineltelebrasil.org.br/programacao/

Topics to be discussed: 5G: Connection to the future

Pietro Labriola – CEO

Event: Open conversation - Genial Investments

Date and time: September 14th, 2021, at 12:00 pm (BRT)

Link: https://genial.vc/Conversa-Aberta-TIM-14-09

Topics to be discussed: Open conversation with the CEO

Leonardo De Carvalho Capdeville – Chief Technology Information Officer

Event: SOEA CONNECT - Engineering and Agronomy Week

Date and time: September 16th, 2021, at 16:00 pm (BRT)

Link: https://www.soea.org.br/

Topics to be discussed: The Role of the Internet of Things (IOT) in Combating Covid-19 and

building a digital city

André Costa – Director of Mobile Access and Implementation

Event: 9th Latin American Energy and Natural Resources Conference

Date and time: September 17th, 2021, at 10:00 am (BRT)

Link: https://conferenciaenr.4.events/#/

Topics to be discussed: 5G and the possibilities for cross-sectoral business

Rio de Janeiro, September 10th, 2021.

TIM S.A.
Camille Loyo Faria Chief Financial Officer and Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM S.A.
Date: September 10, 2021	By:	/s/ Camille Loyo Faria
Camille Loyo Faria
Chief Financial Officer and Investor Relations Officer